UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.        Name of issuer or person filing ("Filer"): TEMBEC INC.

B.        (1) This is [check one]
           an original filing for the Filer
           an amended filing for the Filer

            (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9)
           Note: Regulation S-T Rule 101(b)(9) only permits the filing of the Form F-X in paper:
           (a) if the party filing or submitting the Form CB is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; or
           (b) if filed by a Canadian issuer when qualifying an offering statement pursuant to the provisions of Regulation A (230.251 - 230.263 of this chapter.)

            (3) A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form F-X.

C.        Identify the filing in conjunction with which this Form is being filed:
     Name of registrant: TEMBEC INC.
     Form type: 40-F
     File Number (if known): 333-06552
     Filed by: TEMBEC INC.
     Date Filed (if filed concurrently, so indicate): Concurrently

D.        The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the issuer is organized or incorporated) the Province of Quebec, Canada and has its principal place of business at (Address in full and telephone number):

800 René-Lévesque Boulevard West, Suite 2790
Montreal, Quebec, H3B 1X9
Telephone: (514) 871-0137

E.        The Filer designates and appoints Hodgson Russ LLP ("Agent") (Name of United States person serving as agent) located at (Address in full in the United States and telephone number):

Hodgson Russ LLP
Attn: Richard B. Raymer, Esq.
One M&T Plaza, Suite 2000
Buffalo, New York 14203
Telephone: (716) 856-4000

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in
(a) any investigation or administrative proceeding conducted by the Commission; and
(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.        Each person filing this Form in connection with the use of Form 40-F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act. Each filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.        Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Canada, this 21st day of December, 2005.

TEMBEC INC.
Filer

By: /s/ANTONIO FRATIANNI
Antonio Fratianni
General Counsel and Secretary

This statement has been signed by the following persons in the capacity and on the date indicated.

Hodgson Russ LLP
Agent for Service

December 21, 2005	By: /s/ RICHARD B. RAYMER, ESQ.
Richard B. Raymer, Esq., a Partner

Instructions

  The power of attorney, consent, stipulation and agreement shall be signed by the Filer and its authorized Agent in the United States.

  The name of each person who signs Form F-X shall be typed or printed beneath such person's signature. Any person who occupies more than one of the specified positions shall indicate each capacity in which such person signs Form F-X. If any name is signed pursuant to a board resolution, a copy of the resolution shall be filed with each copy of Form F-X. A certified copy of such resolution shall be filed with the manually signed copy of Form F-X. If any name is signed pursuant to a power of attorney, a copy of the power of attorney shall be filed with each copy of Form F-X. A manually signed copy of such power of attorney shall be filed with the manually signed copy of Form F-X.